Exhibit 99.62

Cybin Inc. Releases Financial Highlights and Provides Business Update

— Successful bought deal offering brings total capital raised to-date to approximately $90 million —

— Increased patent applications filed to 10, covering novel molecules, delivery systems, deuterated tryptamines and phenethylamines –

— Adelia Therapeutics acquisition expands scientific team, IP portfolio and diversifies development pipeline —

— Partnership with Kernel provides access to neuroimaging technology, enabling the potential quantification of psychedelic therapeutics –

— Management integration and changes—

— Selection of two deuterated tryptamine preclinical development candidates (CYB003 and CYB004), with plans to file first investigational new drug (“IND”) application anticipated in 2021—

TORONTO, CANADA – February 16, 2021 – Cybin Inc. (NEO:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today released financial highlights from its fiscal third quarter.

Recent Business Highlights(1)(2)

•

Successfully completed upsized bought deal offering, raising aggregate gross proceeds of $34.3 million, bringing the Company’s total capital raised to date to nearly $90 million. The Company intends to use the capital to advance its clinical trials, novel molecule programs and technologies supporting patient care, and for working capital and general corporate purposes.

•	Expanded its portfolio of patent filings to 10, covering novel psychedelic compounds, delivery mechanisms, and drug discovery pipeline of modified and novel tryptamines and phenethylamines.

•

Acquired Adelia Therapeutics Inc. (“Adelia Therapeutics”) in December 2020, strengthening its IP strategy, pre-clinical drug development expertise, presence in the United States, and scientific team. The acquisition included novel psychedelic molecules that diversify the Company’s development portfolio.

•

In January 2021, Adelia Therapeutics achieved its first earn-out milestone, with the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro “proof of principle”.

•

Partnered with HI, LLC dba Kernel (“Kernel”) to leverage Kernel Flow, a breakthrough neuroimaging technology for the study of psychedelic therapeutics. This innovative technology is expected to allow Cybin to potentially quantify brain activity in real time during psychedelic experiences.

•

Selected two deuterated tryptamine preclinical development candidates (CYB003 and CYB004) with plans to file first IND in 2021, potentially targeting treatment-resistant psychiatric disorders and certain forms of addiction.

•	Included in the Horizons Psychedelic Stock Index Exchange Traded Fund (the “Fund”), the first psychedelic ETF. The Fund is currently trading on the NEO Exchange under the ticker symbol PSYK.

“The past few months have been exciting and productive for Cybin. In a very short time, we have raised nearly $90 million, giving us an ample runway to support our investigative and clinical work, as well as to pursue strategic opportunities as they arise. The support and validation from our top-tier investors is very gratifying,” stated Doug Drysdale, Cybin’s Chief Executive Officer.

“Our focus remains on addressing the mental health crisis by seeking to potentially transform the treatment landscape. To do that, we are leveraging technology and our scientific expertise to develop novel psychedelic molecules and pair them with controllable drug delivery systems, with a goal of improving overall patient outcomes. Our recent acquisition of Adelia Therapeutics and partnership with Kernel are key to achieving our goals. We are very pleased with the strong foundation we have built to date and look forward to updating our investors as we advance our programs,” concluded Drysdale.

Leadership Update

As part of the ongoing Adelia Therapeutics team integration, the Company is pleased to announce the following team member appointments. Effective immediately, Lori Challenger who was the former Director of Operations and Compliance of Cybin has been promoted to Chief of Staff. Within the Company’s scientific and compliance teams, the Company is announcing the following integrations of titles including: Michael Palfreyman (Chief Research Officer), Alex Nivorozhkin (Chief Science Officer), Brett Greene (Chief Innovation Officer) and Aaron Bartlone (Senior Vice President of Quality Assurance and Regulatory Affairs). The Company also announces that Jukka Karjalainen, Chief Medical Officer, and Jacqueline Poriadjian, Chief Marketing Officer, have ceased to be officers of the Company effective immediately. Mr. Drysdale stated, “The Company is thankful to Jukka and Jackie for their service to the Company and we wish them well in their future endeavours.”

Financial Highlights

•	research and development expenses were $643,744 for the three months ended December 31, 2020;

•	general and administrative expenses were $264,278 for the three months ended December 31, 2020;

•	net loss was $11,418,721 for the three months ended December 31, 2020;

•	cash and cash equivalents totaled $40,027,894 as of December 31, 2020; and

•	in January 2021, the Company successfully completed an upsized bought deal offering, raising aggregate gross proceeds of $34.3 million, bringing the total capital raised to date to nearly $90 million.

For further information, please refer to the Company’s financial statements and related management’s discussion and analysis for the period, which are available under the Company’s profile on SEDAR at www.sedar.com.

Conference Call

Date	Wednesday, February 17, 2021
Time	10:00AM EST
Toll Free (U.S.)	(877) 407-0789
International	(201) 689-8562
Conference ID	13716476
Webcast (Live and Replay)	www.cybin.com under the ‘News/Investors’ section.

A replay of the conference call will be available for two weeks after the call’s completion by dialing (844) 512-2921 (U.S.) or (412) 317-6671 (International). The conference ID for the replay is 13716476. The archived webcast will be available for 30 days on: www.cybin.com/investor-relations.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking information within the meaning of Canadian securities laws regarding Cybin and its business, which may include, but are not limited to, statements with respect to Cybin’s use of capital to advance its clinical trials, novel molecule programs and technologies supporting patient care, Cybin’s use of Kernel Flow(1) to quantify brain activity in real time during psychedelic experiences, and clinical studies pertaining to CYB003 and CYB004(2).

Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipated”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Cybin and are based on assumptions and subject to risks and uncertainties. Although the management of Cybin believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management’s ability to manage and to operate the business and the equity markets generally. Although Cybin has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Cybin does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Notes:

(1)

The Company assumes timely delivery of the devices, entering into contracts with selected academic research institutions and the approval of the final research study protocols. The Company clarifies that as of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

(2)

Such statements are based on the following material factors and assumptions: (a) the timely and successful completion of certain preclinical studies including but not limited to: (i) complete the development of stable formulations utilizing pharmaceutically acceptable psychedelic agent psilocybin (“API”); (ii) the development and validation of analytical methods for such formulations; (iii) the scale up of API production processes beyond laboratory scale will be suitable for entry into animal and human studies; (iv) studies of the stability of such formulations will be suitable for human studies; and (v) the development of Chemistry, Manufacturing and Controls to meet current Good Manufacturing Processes; (b) the Company assumes it will enter into agreements with certain third party vendors to complete a range of additional preclinical programs before the final selection of drug candidates for entry into human trials; and (c) obtain an investigational new drug application and/or a Clinical Trial Application to enter into clinical trials. The Company clarifies that as of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are in-formed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Unless otherwise indicated, all dollar amounts in this news release are expressed in Canadian dollars.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contacts:

Gabriel Fahel

Cybin Inc.

gabriel@cybin.com

Annie Graf

KCSA Strategic Communications

agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com